EXHIBIT 99.1

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Internet Gold Announces Results of the Debenture Holders’ Meeting relating to Offers to Purchase Internet Gold’s Shares as a Shell Company

Ramat Gan, Israel – December 29, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (OTCMKTS: IGLDF).

Further to the Company’s report dated November 27, 2019 regarding the receipt of several offers from potential investors for the purchase of the Company’s ordinary shares (the “Shell Transaction”), the Company announced today that Company’s debenture holders in meetings held on December 24, 2019 and December 26, 2019 voted in favor of the offer submitted by Mr. Yona Levi (the “Offer”).

The Offer includes the purchase of 99.99% of the Company’s outstanding share capital on a fully diluted basis in consideration of NIS 8.5 million (payable half at closing and half 12 months following closing). The consideration will be paid to the creditors of the Company (and shall be provided to a trustee which will be appointed by the court as part of the Company’s creditors’ arrangement).

The Offer includes certain conditions to closing, including the receipt of court approval, confirmation that no resale restrictions will apply on the shares purchased pursuant to Section 15c of the Israeli Securities Law, 1968, and that the Company will not be defined as a “Shell Company” under the Tel Aviv Stock Exchange (the “TASE”) rules, and will not be traded on the TASE “Preservation List”.

Following the decision of the Company’s debenture holders, the Company is negotiating the definitive agreement, which shall be included in the Company’s creditors’ arrangement and will be subject to the approval of the applicable Israeli court.

There can be no assurance that the Offer will result in any transaction being entered into or consummated or, if a transaction is undertaken, as to its terms, structure or timing. Additionally, there can be no assurance that the court will approve such transaction.

As previously announced, the Company is not able to fully pay its debts, and the Company intends to initiate a creditors’ arrangement which will be submitted to the applicable Israeli court. The Company anticipates that pursuant to such arrangement, the existing shares of the Company will be nullified and that at the same time the creditors of the Company and the party or parties the Shell Transaction, if such transaction is completed, will receive, among else, 100% of the outstanding shares of the Company.

About Internet Gold

Internet Gold is a holding company whose principal assets are NIS 310 million par value of Series C debentures of B Communications Ltd. as well as 8,383,234 ordinary shares of B Communications Ltd. representing a 7% stake in B Communications Ltd. B Communications Ltd. is the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risk that the Offer will not result in any transaction being entered into or that the court approval or other approvals required for the Shell Transaction will not be obtained or that the Shell Transaction will not close for any reason, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com / Tel: +972-3-924-0000